UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Point Blank Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

730529104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 730529104

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,441,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,441,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 730529104

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,441,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,441,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 730529104

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,441,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,441,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 730529104

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,441,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,441,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 730529104

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,441,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,441,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 730529104

1	NAME OF REPORTING PERSON JAMES R. HENDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 730529104

1	NAME OF REPORTING PERSON TERRY R. GIBSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 730529104

1	NAME OF REPORTING PERSON GENERAL MERRILL A. MCPEAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 730529104

1	NAME OF REPORTING PERSON BERNARD C. BAILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 730529104

1	NAME OF REPORTING PERSON ROBERT CHEFITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 730529104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Point Blank Solutions, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 2102 SW 2nd Street, Pompano Beach, Florida 33069.

Item 2.	Identity and Background.

(a)           This statement is filed by Steel Partners II, L.P., a Delaware limited partnership (“Steel Partners II”), Steel Partners II GP LLC, a Delaware limited liability company (“Steel GP LLC”), Steel Partners II Master Fund L.P., a Cayman Islands exempted limited partnership (“Steel Master”), Steel Partners LLC, a Delaware limited liability company (“Partners LLC”), Warren G. Lichtenstein, James R. Henderson, Terry R. Gibson, General Merrill A. McPeak, Bernard C. Bailey and Robert Chefitz.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Steel Master is the sole limited partner of Steel Partners II.  Steel GP LLC is the general partner of Steel Partners II and Steel Master.  Partners LLC is the investment manager of Steel Partners II and Steel Master.  Warren G. Lichtenstein is the manager of Partners LLC and the managing member of Steel GP LLC.  By virtue of these relationships, each of Steel GP LLC, Steel Master, Partners LLC and Mr. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

(b)           The principal business address of each of Steel Partners II, Steel GP LLC, Partners LLC, Warren G. Lichtenstein and James R. Henderson is 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The principal business address of Steel Master is c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The principal business address of Terry R. Gibson is 61 East Main Street, Suite B, Los Gatos, California 95031.  The principal business address of General Merrill A. McPeak is 123 Furnace Street, Lake Oswego, Oregon 97034.  The principal business address of Bernard C. Bailey is 8300 Greensboro Drive, McLean, Virginia 22102.  The principal business address of Robert Chefitz is 4 Becker Farm Road, Roseland, New Jersey 07078.

(c)           The principal business of Steel Partners II, Steel Master and Warren G. Lichtenstein is investing in securities.  The principal business of Steel GP LLC is serving as the general partner of Steel Partners II and Steel Master.  The principal business of Partners LLC is serving as the investment manager of Steel Partners II and Steel Master.  The principal occupation of James R. Henderson is serving as a Managing Director and operating partner of Partners LLC, the investment manager of Steel Partners II.  The principal occupation of Terry R. Gibson is serving as a Managing Director of SP Corporate Services LLC, a management services company owned by Steel Partners, Ltd., and serving as the Chief Executive Officer of CoSine Communications, Inc.  The principal occupation of General Merrill A. McPeak is serving as President of McPeak and Associates, a management-consulting firm.  The principal occupation of Bernard C. Bailey is serving as Chairman and CEO of Paraquis Solutions LLC, a consulting and IT strategy firm.  The principal occupation of Robert Chefitz is serving as a Managing Member of NJTC Venture Fund, a private equity fund.

CUSIP NO. 730529104

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Warren G. Lichtenstein, James R. Henderson, Terry R. Gibson, General Merrill A. McPeak, Bernard C. Bailey and Robert Chefitz are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,441,922 Shares owned by Steel Partners II is approximately $15,150,349, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On October 30, 2007, Steel Partners II delivered a letter to the Issuer stating its willingness to enter into negotiations to acquire all of the Shares of the Issuer it does not already own for no less than $5.50 per Share in cash (the "Steel Proposal").  On November 9, 2007, the Issuer informed Steel Partners II of the Board's decision not to pursue the Steel Proposal.  On February 8, 2008, Steel Partners II delivered a letter to the Issuer nominating James R. Henderson, Terry R. Gibson, General Merrill A. McPeak, Bernard C. Bailey and Robert Chefitz (collectively, the “Nominees”), as set forth therein, for election to the Issuer’s Board of Directors at the Issuer’s 2008 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  Steel Partners II intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Steel Partners II may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking additional Board representation, making additional or alternative proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 730529104

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 51,027,535 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2007 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007.

As of the close of business on February 8, Steel Partners II beneficially owned 3,441,922 Shares, constituting approximately 6.7% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel GP LLC, Steel Master, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

None of Messrs. Henderson, Gibson, McPeak, Bailey and Chefitz directly owns any Shares.  Each of Messrs. Henderson, Gibson, McPeak, Bailey and Chefitz, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities and Exchange Act of 1934, as amended, may be deemed to beneficially own the 3,441,922 shares owned by Steel Partners II.  Each of Messrs. Henderson, Gibson, McPeak, Bailey and Chefitz disclaims beneficial ownership of such Shares.

(b)           Each of Steel Partners II, Steel GP LLC, Steel Master, Partners LLC and Warren G. Lichtenstein may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons (excluding the Nominees) is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)    Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 8, 2008, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Steel Partners II, to the Issuer’s Board of Directors at the Annual Meeting (the “Solicitation”), and (c) Steel Partners II agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 730529104

Pursuant to letter agreements, Steel Partners II has agreed to indemnify James R. Henderson, Terry R. Gibson, General Merrill A. McPeak, Bernard C. Bailey and Robert Chefitz against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting.  The form of indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Steel Partners II, L.P., Steel Partners II GP LLC, Steel Partners II Master Fund L.P., Steel Partners LLC, Warren G. Lichtenstein, James R. Henderson, Terry R. Gibson, General Merrill A. McPeak, Bernard C. Bailey and Robert Chefitz, dated February 8, 2008.

	99.2	Form of Indemnification Letter Agreement.

	99.3	2008 Powers of Attorney.

CUSIP NO. 730529104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II GP LLC

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Manager

/s/ Lauren Isenman
LAUREN ISENMAN as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 730529104

/s/ James R. Henderson
JAMES R. HENDERSON

/s/ Terry R. Gibson
TERRY R. GIBSON

/s/ General Merrill A. McPeak
GENERAL MERRILL A. MCPEAK

/s/ Bernard C. Bailey
BERNARD C. BAILEY

/s/ Robert Chefitz
ROBERT CHEFITZ

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

STEEL PARTNERS II, L.P.

Common Stock	186,700	2.9500	01/18/2008
Common Stock	300	3.0000	02/01/2008
Common Stock	37,000	3.0004	02/01/2008
Common Stock	124,000	3.1500	02/04/2008
Common Stock	2,600	3.1500	02/05/2008
Common Stock	500,000	3.1492	02/06/2008
Common Stock	467,100	3.1500	02/07/2008

STEEL PARTNERS II GP LLC
None

STEEL PARTNERS II MASTER FUND L.P.
None

STEEL PARTNERS LLC
None

WARREN G. LICHTENSTEIN
None